Exhibit 99.18

NEWS

Not for release or publication in Italy, Canada or Japan

9 May 2007

GROUPE EUROTUNNEL SA (“GET SA”):

OFFER FOR THE UNITS

comprising one share of

EUROTUNNEL SA

and one share of

EUROTUNNEL P.L.C.

(the “Offer”)

Further to GET SA’s announcement on 10 April 2007 that the Offer would initially be open for acceptances until 15 May 2007, GET SA now announces that the French market authority, Autorité des marchés financiers (“AMF”) pursuant to article 231-34 of its General Regulations, announced on 9 May 2007 that the Offer will now remain open for acceptances to 21 May 2007 (the “Offer Closing Date”).

The Prospectus, comprising the Registration Document, registered by the AMF under no. i-07.021 on 21 March 2007 and the Securities Note registered by the AMF under no. 07-113 on 4 April 2007, and the Offer Document registered by the AMF under no. 07-112 on 4 April 2007, were posted to registered holders of Eurotunnel Units (other than certain overseas unitholders) on 10 April 2007.

The documents are also available online on the websites of the AMF (in French) www.amf-france.org and (in French and English) of GET SA www.groupe-eurotunnel.com and Eurotunnel www.eurotunnel.com.

They are also available free of charge at the registered offices of GET SA and Eurotunnel SA at 19, boulevard Malesherbes, 75008 Paris, France and of Eurotunnel P.L.C. at UK Terminal, Ashford Road, Folkestone, CT18 8XX

N° GET/07/03

For media enquiries contact The Press Office on + 44 (0) 1303 284491.

Email: press@eurotunnel.com

For investor enquiries contact Michael Schuller on + 44 (0) 1303 288 749.

Email: michael.schuller@eurotunnel.com